UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

TURKCELL ILETISIM HIZMETLERI A.Ş.
(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)

900111204
(CUSIP Number)

Jonathan Muir
Letterone Investment Holdings S.A.
1-3 Boulevard de la Foire
L-1528
Luxembourg
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2020
(Date of Event which Requires Filing of this Statement)

With copies to:

Sally Pryce	Lorenzo Corte
Letterone Technology (UK) LLP	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
One Mayfair Place	40 Bank Street
London W1J 8AJ	London E14 5DS
United Kingdom	United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 900111204	Schedule 13D/A	Page 2 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfa Telecom Turkey Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 3 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings (Cyprus) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 4 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 5 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 6 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Letterone Core Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 7 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Letterone Investment Holdings S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 8 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L1T UB Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 9 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Mobile Telecom Investment Stichting Administratiekantoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 10 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IMTIS Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 11 of 29 Pages

AMENDMENT NO. 16 TO SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 16 (this “Amendment”) to the Statement on Schedule 13D relates to the ordinary shares, nominal value TRY 1.000 per share of Turkcell Iletisim Hizmetleri A.Ş. (“Turkcell”).  The initial statement on Schedule 13D, previously filed jointly by Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”), Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation on December 5, 2005, as amended (the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of Turkcell is Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No. 20 Kucukyali Ofispark Maltepe, Istanbul, Turkey.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”);

(ii)	ATTL Holdings (Cyprus) Ltd (“ATTL Cyprus”);

(iii)	ATTL Holdings, a société à responsabilité limitée (“ATTL Holdings”);

(iv)	ATTL Holdings UK Limited (“ATTL UK”);

(v)	Letterone Core Investments S.à r.l. (“LCIS”);

(vi)	Letterone Investment Holdings S.A. (“LIHS”);

(vii)	L1T UB Holdings S.à r.l. (“L1T UB Holdings”);

(viii)	International Mobile Telecom Investment Stichting Administratiekantoor (“IMTIS”); and

(ix)	IMTIS Holdings S.à r.l. (“IMTIS Holdings”).

The Reporting Persons

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings, a British Virgin Islands Company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.Ş. (“Turkcell Holding”), a Turkish company, and, as a result of which, and as a result of the terms of the Shareholders Agreement (as defined, and as further described, in the Statement) related to Cukurova Telecom Holdings, Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Holdings (Cyprus) Ltd is a Cyprus company, with its principal address at 313, 28th October Avenue, 3105 Limassol, Cyprus. The principal business of ATTL Cyprus is to function as a holding company. ATTL Cyprus

CUSIP No. 900111204	Schedule 13D/A	Page 12 of 29 Pages

is the sole shareholder of Alfa Telecom Turkey and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Cyprus and persons controlling ATTL Cyprus is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company. ATTL Holdings  is the sole shareholder of ATTL Cyprus and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Holdings and persons controlling ATTL Holdings  is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company. ATTL UK is the sole shareholder of ATTL Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. In addition, ATTL UK is the sole shareholder of L1T UB Holdings. Current information concerning the identity and background of the directors and officers of ATTL UK and persons controlling ATTL UK is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company. LCIS is the sole shareholder of ATTL UK and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of LCIS and persons controlling LCIS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of LCIS and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

L1T UB Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T UB Holdings is to function as a holding company. L1T UB Holdings is the holder of all depositary receipts issued by IMTIS and, as such, it is entitled to the economic benefits of the underlying assets represented by the depositary receipts.

IMTIS is a foundation (stichting) incorporated under the laws of the Netherlands, with seat in Amsterdam, the Netherlands, and its registered address at Herikerbergweg 88, 1101CM Amsterdam, the Netherlands. The principal business of IMTIS is to acquire, hold, control and administer shares in IMTIS Holdings (and certain other companies from time to time), and other assets from time to time against the issuance of depositary receipts, in each case for the economic benefit of the depositary receipt holder(s). IMTIS is the sole shareholder of IMTIS Holdings. Due to its nature as a Dutch foundation (stichting), IMTIS is a legal entity (rechtspersoon) that does not have any members or shareholders. Depositary receipts issued by the foundation do not evidence ownership of the foundation, but rather reflect contractual rights of a holder of such depositary receipts in respect of certain shares or other assets. Current information concerning the identity and background of the directors and officers of IMTIS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

IMTIS Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 19 rue de Bitbourg, L-1273, Luxembourg. The principal business of IMTIS Holdings is to function as a holding company. Current information concerning the identity and background of the directors and officers of IMTIS Holdings and persons controlling IMTIS Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CUSIP No. 900111204	Schedule 13D/A	Page 13 of 29 Pages

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

LIHS, Alfa Telecom Turkey and their affiliates will use cash on hand of the L1 Group to fund their obligations under the Transaction Agreements (as defined below), which they may or may not refinance, in whole or in part, with bank or other borrowings.

IMTIS and IMTIS Holdings will use capital contributions and/or borrowings from L1T UB Holdings and its affiliates (in the case of IMTIS, whether or not against the issuance of depositary receipts) to fund their obligations under the Transaction Agreements, which they may or may not refinance, in whole or in part, with bank or other borrowings.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following at the end thereof:

On June 17, 2020, Alfa Telecom Turkey Limited, LIHS, IMTIS, IMTIS Holdings, Cukurova Finance International Limited (“Cukurova Finance International”), Cukurova Holding A.Ş. (“Cukurova Holding”), Cukurova Telecom Holdings, Mehmet Emin Karamehmet, Sonera Holding B.V. (“Sonera”), Telia Finland OYJ (“Telia Finland”), Turkcell Holding, Türkiye Varlik Fonu, the wealth fund of the Republic of Turkey acting through its management company Türkiye Varlik Fonu Yönetimi A.Ş. (“TWF”), TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi (“TVF BTIH”), T.C. Ziraat Bankasi A.Ş. (“Ziraat”) and certain of their affiliates entered into a series of agreements with respect to certain ownership interests in Turkcell (collectively, the “Transaction Agreements”). A copy of the press release is attached to this Amendment as Exhibit 99.12 and is incorporated herein by reference as if fully set forth herein.

The Transaction Agreements contemplate a series of transactions, which are summarized below, and as a result of which, immediately following completion (“Completion”), the direct and indirect ownership interests in Turkcell Holding and Turkcell will change as follows:

•          Telia Finland, currently the holder of 47.09% of Turkcell Holding, and, through its ownership of Turkcell Holding shares, an indirect 24.02% interest in Turkcell, will divest of all of its interest in Turkcell Holding (and, therefore, Turkcell) (other than de minimis shares in Turkcell through its interest in Sonera) by selling its shares in Turkcell Holding to TVF BTIH.  The consideration for the sale and purchase of Telia Finland’s shares in Turkcell Holding will consist of a cash amount equal to the sum of (a) US$530,000,000 and (b) the product of (1) the number of calendar days from and excluding November 15, 2020 to and including the date of Completion, multiplied by (2) US$58,082 (the “Purchase Price”);

•          Cukurova Telecom Holdings, currently the holder of 52.91% of Turkcell Holding, and, through its ownership of Turkcell Holding shares, an indirect 26.98% interest in Turkcell, will divest of all of its interest in Turkcell Holding (and, therefore, Turkcell) by selling its shares in Turkcell Holding to TVF BTIH.  The consideration for the sale and purchase of Cukurova Telecom Holdings’ shares in Turkcell Holding will consist of two loan notes that TVF BTIH will issue to Cukurova Telecom Holdings, and which Cukurova Telecom Holdings will distribute to its shareholders as follows:

o          Alfa Telecom Turkey, which owns 49% of the shares in Cukurova Telecom Holdings (and, therefore, an indirect 13.22% interest in Turkcell held through Cukurova Telecom Holdings and Turkcell

CUSIP No. 900111204	Schedule 13D/A	Page 14 of 29 Pages

Holding) will receive Loan Note 1 (as defined below), representing that 13.22% indirect interest in Turkcell, which Alfa Telecom Turkey will direct Cukurova Telecom Holdings to assign to IMTIS Holdings; and

o          Ziraat, which, subject to an equity of redemption in favour of Cukurova Finance International, owns legal title to 51% of the shares in Cukurova Telecom Holdings (and, therefore, legal title to an indirect 13.76% interest in Turkcell held through Cukurova Telecom Holdings and Turkcell Holding), will receive Loan Note 2 (as defined below) on the instructions of Cukurova Finance International.

•          Having acquired all shares in Turkcell Holding, TVF BTIH will merge Turkcell Holding with and into TVF BTIH, and Turkcell Holding will, as a result, cease to exist and hold any Shares in Turkcell.

•          Following the merger of Turkcell Holding with and into TVF BTIH, TVF BTIH will sell to IMTIS Holdings a 24.8% direct interest in the issued and outstanding Shares of Turkcell in consideration for the assignment to TVF BTIH of Loan Note 1 (as previously assigned by Cukurova Telecom Holdings to IMTIS Holdings at the direction of Alfa Telecom Turkey) and Loan Note 3 (as defined below), representing an amount in cash paid into escrow for use by TVF BTIH, as more fully described below.  IMTIS Holdings may consider disposing of up to 5% of the total issued and outstanding Shares of Turkcell in the first year after Completion.

A copy of the TVF BTIH Merger Agreement is attached as Schedule 8 to the Framework Agreement.

The Transaction Agreements also provide:

•          that, subject to approval by the Turkcell general meeting, the articles of association of Turkcell will be amended as described further below; and

•          for a stay of all current disputes and related proceedings by and among certain of the parties to the Transaction Agreements, effective from the execution date (save for limited exceptions), and, subject to and with effect from Completion, full and final settlement of the disputes between certain of the parties to the Transaction Agreements and their respective affiliates in various jurisdictions (together with a release of claims in accordance with the Transaction Agreements).

The Transaction Agreements include:

•          Framework Agreement, dated as of June 17, 2020, between and among Ziraat, TWF, TVF BTIH, LIHS, Alfa Telecom Turkey, IMTIS Holdings, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, Turkcell Holding, Sonera and Telia Finland (the “Framework Agreement”);

•          Share Purchase Agreement, dated as of June 17, 2020, between and among Telia Finland and TVF BTIH (the “Telia TH Interest SPA”);

•          Share Purchase Agreement, dated as of June 17, 2020, between and among Cukurova Telecom Holdings, Alfa Telecom Turkey, Cukurova Finance International and TVF BTIH (the “Total CTH TH Interest SPA”);

•          Share Purchase Agreement, dated as of June 17, 2020, between and among IMTIS Holdings, TVF BTIH and Alfa Telecom Turkey (the “Turkcell Interest SPA”);

•          Deed of Settlement and Mutual Release relating to Turkcell, dated as of June 17, 2020, between and among Alfa Telecom Turkey, LIHS, IMTIS, IMTIS Holdings, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates (the “Global Settlement Deed”); and

•          Escrow and Custody Agreement, dated as of June 17, 2020, between and among Citibank, N.A., London Branch (the “Escrow Agent”) and Alfa Telecom Turkey, IMTIS Holdings, Telia Finland, TVF BTIH, Cukurova Telecom Holdings and Turkcell Holding (the “Escrow Agreement”); and

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•          Arbitration Agreement, dated as of June 17, 2020, between and among Alfa Telecom Turkey, LIHS, IMTIS, IMTIS Holdings, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates.

Each of the Transaction Agreements is governed by the laws of England. The Transaction Agreements provide that all disputes (subject to limited exceptions) are to be settled through arbitration proceedings before a tribunal of three arbitrators under the ICC Arbitration Rules, with the seat of arbitration in London, England.

The descriptions of the Transaction Agreements contained in this Item 4 are qualified in their entirety by reference to the conformed text of the agreements filed as Exhibits hereto.

Framework Agreement

Under the Framework Agreement, the parties are required to obtain regulatory approvals and take certain other actions described below in advance of the convocation of the general assembly of shareholders of Turkcell (the “Turkcell General Assembly”) to approve, among other things, the AoA Amendments (as defined below).  Completion of the transactions contemplated by the Framework Agreement and the other Transaction Agreements will occur following obtainment of such regulatory approvals, approval of the AoA Amendments by the Turkcell General Assembly, as well as satisfaction or waiver of certain other conditions precedent described below.

In addition to the foregoing, the Framework Agreement provides for certain other undertakings with respect to Turkcell, Turkcell Holding, Cukurova Telecom Holdings and its subsidiaries that apply prior to and after Completion.

Actions in Preparation for the Turkcell General Assembly

Pursuant to the Framework Agreement, the parties will be required to take certain actions as soon as practicable following the date of the Framework Agreement to satisfy certain conditions precedent and in preparation for the convocation of the Turkcell General Assembly.  These actions include:

•          obtaining the legal, regulatory or governmental approvals described in Schedule 1 to the Framework Agreement (collectively, the “Approvals”), which will require the parties to submit applications to the Turkish Competition Board, the Antimonopoly Committee of Ukraine, the Ministry of Antimonopoly Regulation and Trade of Belarus, the Turkish Republic of Northern Cyprus Competition Board, and Turkcell to submit an application to the Turkish Information Technologies and Communications Authority. In addition, the parties will submit an application for approval of the AoA Amendments to the Capital Markets Board of Turkey and the Turkish Ministry of Trade;

•          taking all actions required in preparation for and to execute, at Completion, the merger of Turkcell Holding with and into TVF BTIH (the “TH/TVF BTIH Merger”);

•          conversion of 545,600,000 of the closely held Shares of Turkcell owned by Turkcell Holding, cumulatively representing 24.8% of the total issued and outstanding Shares of Turkcell, into tradable ordinary Shares;

•          delivery of all Escrow Property (as defined below) to the Escrow Agent in accordance with the terms of the Escrow Agreement.

Conditions Precedent for the Convocation of the Turkcell General Assembly

The convocation of the Turkcell General Assembly is subject to the satisfaction or waiver, of several conditions precedent, including the following:

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•          all Approvals which are required to be obtained before convocation of the Turkcell General Assembly in accordance with the Framework Agreement have been obtained;

•          effectiveness, at (or conditional upon) Completion, of the mutual waivers, releases and covenants in the Global Settlement Deed;

•          each Transaction Agreement which has been entered into by all parties thereto remains in full force and effect with no party thereto being in material breach of its obligations thereunder;

•          an order from the Court of Appeal of the Eastern Caribbean Supreme Court (“ECCA”) in substantially the same form as that at Schedule 1 of the Global Settlement Deed has been issued by the ECCA and is in full force and effect, and, to the knowledge of the parties, no other order or law has been issued by any court of competent jurisdiction or other governmental entity preventing Completion;

•          any waivers of any right, restriction or entitlement under the CTH Corporate Documents (as defined in the Framework Agreement) and the TH Corporate Documents (as defined in the Framework Agreement), in each case as contemplated by the Global Settlement Deed, are in full force and effect; and

•          all actions required in preparation for the convocation of the Turkcell General Assembly have been taken.

In addition to foregoing, if at any time prior to Completion, an order or law (or an amendment to existing law) under the jurisdiction of the Republic of Turkey is issued, approved, enacted, promulgated, or published (or, with respect to law or amendments to existing law only, enjoined or officially included in the general assembly agenda of the Turkish Parliament) as a result of which any party (or any of its affiliates or Turkcell) is or will be obliged to grant, or shall or will become subject to, dissenting shareholder rights (including exit rights from Turkcell and/or compensation) and/or make a mandatory tender offer, in each case as a result of or in connection with the transactions contemplated by the Transaction Agreements, any such circumstance shall be treated as an unsatisfied condition precedent to the convocation of the Turkcell General Assembly (the “Negative CP”).

Convocation of the Turkcell General Assembly

By no later than the fifth (5th) business day immediately following satisfaction (or waiver if made in accordance with the provisions thereof) of all the conditions precedent to the convocation of the Turkcell General Assembly, Turkcell Holding is required to submit a request to the Turkcell Board for convocation of the Turkcell General Assembly in accordance with Article 411/1 of the Turkish Commercial Code with an agenda in the form set out in Schedule 14 to the Framework Agreement (the “Request to the Turkcell Board”).  The Framework Agreement and each other Transaction Agreement terminates if the Turkcell General Assembly is not convened by 7 December 2020 (the “Turkcell GA Convocation Long Stop Date”).

Transaction Steps on the Turkcell General Assembly

On the date of the Turkcell General Assembly and subject to the satisfaction or waiver of the conditions precedent to Completion (other than the approval of the AoA Amendments by the Turkcell General Assembly) Turkcell Holding is required to vote, in person or by proxy, the 1,122,000,000.238 Shares held by Turkcell Holding:

•          to approve the AoA Amendments;

•          subject in each case to the prior approval of, or contingent upon the approval of, the AoA Amendments by the shareholders of Turkcell, (i) to approve any dividend payment or other distribution proposed by the board of directors of Turkcell at the Turkcell General Assembly in an amount equal to the lesser of (1) the maximum amount allowed under applicable law and (2) TRY 1,623,243,500.00 (such amount, the “Relevant Dividend Amount”), or (ii) if no such proposal is tabled by the Turkcell Board or the aggregate amount of the dividend payment or other distribution proposed by the Turkcell Board is different from the Relevant Dividend

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Amount, to table a proposal for, and approve, a dividend payment in an aggregate amount equal to the Relevant Dividend Amount;

•          to approve the appointment of Christopher Powell as a director of Turkcell by the board of directors of Turkcell as per Article 363 of the Turkish Commercial Code; and

•          against any other proposal that would reasonably be expected to impede, frustrate, prevent, delay or nullify all or any material part of the Transaction Agreements or the transactions contemplated thereby.

Conditions Precedent to Completion

The obligations of each Party to proceed to Completion are conditional upon the satisfaction or waiver of on or prior to 15 January 2021 (the “Termination Date”), of the following conditions precedent:

•          the approval of the AoA Amendments by the Capital Markets Board of Turkey and the Turkish Ministry of Trade;

•          the approval of the AoA Amendments by the Turkcell General Assembly;

•          the continued satisfaction or waiver of the Conditions (as defined in each of the Total CTH TH Interest SPA and the Telia TH Interest SPA) in accordance with the terms thereof; and

•          the continued satisfaction or waiver of the conditions precedent to the convocation of the Turkcell General Assembly, including the Negative CP.

Transaction Steps on the Completion Date

Completion shall take place as soon as the conditions precedent to Completion have been satisfied or waived. The parties intend that Completion will occur on the business day immediately following the date of the Turkcell General Assembly or as soon as practicable thereafter.

On the date of Completion, among other things, the applicable parties to the Transaction shall take, or cause to be taken, the following actions:

•          cause the Escrow Agent to release the First Release Documents (as defined in the Escrow Agreement) in accordance with the Escrow Agreement;

•          apply to the Istanbul Trade Registry for registration of the TH/TVF BTIH Merger, effective immediately, and procure the issuance of the certificate of registration of the TH/TVF BTIH Merger by the Istanbul Trade Registry;

•          cause all actions required for (i) the transfer to Cukurova Telecom Holdings of the TH Nominal Shares, the CTH Issuance and (iii) the CTH Buy-Back (in each case, as defined in the Framework Agreement) to be performed in accordance with the Framework Agreement;

•          endorse the original share certificates of Turkcell Holding and update the share register of Turkcell Holding, in each case to record TVF BTIH as the sole shareholder of Turkcell Holding; and

•          cause the Escrow Agent to release the Second Release Documents and the Residual Escrow Property (in each case, as defined in the Framework Agreement) in accordance with the Escrow Agreement.

All of the foregoing actions will be deemed to occur simultaneously and at the same time, among other things, the following will be deemed to occur simultaneously:

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•          TVF BTIH will acquire legal title to, and full beneficial ownership of, 100% of the total outstanding shares in Turkcell Holding in accordance with the Telia TH Interest SPA and the Total CTH TH Interest SPA, and Turkcell Holding will cease to exist as a separate entity and be de-registered from the Istanbul Trade Registry as a result of the TH/TVF BTIH Merger;

•          Telia Finland will acquire legal title to, and full beneficial ownership of, a cash amount constituting the Purchase Price, as adjusted in accordance therewith;

•          IMTIS Holdings will acquire legal title to, and full beneficial ownership of, 24.8% of the total issued and outstanding Shares of Turkcell in accordance with the Turkcell Interest SPA; and

•          TVF BTIH, as the surviving entity of the TH/TVF BTIH Merger, will acquire legal title to, and full beneficial ownership of, 26.2% of the total issued and outstanding Shares of Turkcell.

Each of Alfa Telecom Turkey and Telia Finland have undertaken to take all necessary actions to ensure that their respective representatives on the board of directors of Turkcell or, where applicable, any subsidiary of Turkcell (or any committee thereof) resign on or before Completion.

Transaction Steps After the Completion Date

Turkcell Dividends

Subject to Completion having occurred, each of TVF BTIH and IMTIS Holdings are required to take all necessary actions to cause Turkcell to comply with Turkcell’s dividend distribution policy in place as at the date of the Framework Agreement as historically applied in 2017 and 2018 in respect of its financial year ended December 31, 2019. To the extent permitted by applicable law, TVF BTIH and IMTIS Holdings have agreed to discuss in good faith with the board of directors of Turkcell how to cause the payment of all dividends and other distributions approved in respect of Turkcell’s financial year ended 31 December 2019 to occur as soon as reasonably practicable.

In addition, TVF BTIH warranted to Telia Finland that as of the date of the Framework Agreement it has no present intention to cause Turkcell (i) to amend Turkcell’s dividend distribution policy in place as at the date of Framework Agreement for a period of one year after the date of Completion, or (ii) to apply the dividend policy during such period otherwise than as historically applied in respect of the 2017 and 2018 financial years of Turkcell.

Additional ITCA Approvals

Following Completion, each of TVF BTIH and IMTIS Holdings are required, if reasonably requested by the other party (the “Requesting Party”), to use its reasonable endeavours to cooperate with such Requesting Party and Turkcell in relation to any approval such Requesting Party and Turkcell may require from ITCA under applicable law in circumstances where a transfer of Shares in Turkcell is contemplated or occurring.

ADR Program

Following Completion, TVF BTIH is required, during the three-year period starting at Completion, to use its reasonable endeavours to cause Turkcell not to terminate its American Depository Receipts program.

Other Agreements

Lock-Up

Following Completion, (i) IMTIS Holdings has undertaken to each of Telia Finland and TWF that IMTIS Holdings, IMTIS, LIHS and their respective affiliates (collectively, the “Permitted Transferees”) will not transfer any Shares in Turkcell to any person that is not a Permitted Transferee for a period of one year after the date of Completion (the “IMTIS Lock-Up”), and (ii) TVF BTIH has undertaken to each of Telia Finland and LIHS that TVF BTIH and its affiliates will not transfer any Shares in Turkcell to any person that is not an affiliate of TVF BTIH for a period of one year after the date of Completion (the “TWF 1-Year Lock-Up”).  In addition, in each case

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for a period ending on the earlier of (a) the date on which the Permitted Transferees cease to beneficially and legally own and have economic exposure to at least five per cent. (5%) of the issued shares in Turkcell and (b) the date falling three years after the Completion Date, (i) TVF BTIH has undertaken to each of LIHS and IMTIS Holdings that TVF BTIH and its affiliates will not transfer any Group A Shares (as defined below) to any person that is not directly or indirectly a wholly-owned affiliate of TWF (a “Group A Share Transferee”), and (ii) TWF has undertaken to each of LIHS and IMTIS Holdings to ensure that if following a transfer of Group A Shares to a Group A Share Transferee such Group A Share Transferee ceases to be a directly or indirectly wholly-owned Affiliate of TWF, such Group A Share Transferee shall, immediately prior to ceasing to be a wholly-owned Affiliate of TWF, transfer its Group A Shares to a directly or indirectly wholly-owned Affiliate of TWF (the “TWF 3-Year Lock-Up”).

The IMTIS Lock-Up will not apply if: (i) following the transfer, the Permitted Transferees, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 19.8% of the total issued and outstanding Shares of Turkcell; (ii) any such transfer is carried out in connection with any Permitted Transferee entering into a margin loan, an equity repurchase transaction or similar financing transaction with one or more financing banks in each case for a term that exceeds one year after the date of Completion (as applicable, the “Relevant Financing Transaction”), including in circumstances where such transfer arises out of the implementation, close-out, or termination of the Relevant Financing Transaction, or the foreclosure or enforcement of Shares in Turkcell by one or more financing banks under the Relevant Financing Transaction; or (iii) any such transfer is a tender by any Permitted Transferee in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the Shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the CML, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

The TWF 1-Year Lock-Up and the TWF 3-Year Lock-Up will not apply if: (i) following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding Shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its Shares in Turkcell in favour of a third party lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the Shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the CML, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

In addition to the foregoing, in each case for a period of one year after the date of Completion: (i) LIHS has undertaken to each of Telia Finland and TWF that an affiliate of LIHS will continue to hold all of depositary receipts issued by IMTIS; (ii) IMTIS Holdings has undertaken to each of Telia Finland and TWF that IMTIS Holdings will continue to be a wholly-owned subsidiary of IMTIS; (iii) IMTIS Holdings and LIHS have undertaken to Telia Finland that none of the Permitted Transferees will have any discussions or enter into any agreements, understandings or arrangements in respect of the transfer of any part of TWF’s or TWF’s affiliates direct or indirect interest in Turkcell to any Permitted Transferee or any transaction which would have an economically equivalent effect to such a transfer (subject to limited exceptions); and (iv) TVF BTIH has undertaken to Telia Finland that none of TWF or its affiliates will have any discussions or enter into any agreements, understandings or arrangements in respect of the transfer of any Permitted Transferee’s direct or indirect interest in Turkcell to TVF BTIH or any of its affiliates or any transaction which would have an economically equivalent effect to such a transfer (subject to limited exceptions).

The TWF 1-Year Lock-Up and the TWF 3-Year Lock-Up do not restrict any of TWF’s affiliates from taking any action in the course of that person’s ordinary investment or advisory business (including the sale or purchase of Turkcell Shares held before, on or after Completion), provided such action is not taken on the instructions of, or otherwise in conjunction with, for or on behalf of, TWF or TVF BTIH or any transferee of any shares in Turkcell (including any Group A Shares) which is an affiliate of TWF.

Turkcell Holding Cash

As soon as practicable following the date of the Framework Agreement, Turkcell Holding will convert a cash amount equal to TRY 253,039,722 from Turkish Lira to US Dollars over a period of ten consecutive business

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days (such converted cash being the “Turkcell Holding Escrow Cash”). Turkcell Holding will maintain the Turkcell Holding Escrow Cash in US Dollars in a US Dollar bank account in Turkcell Holding’s name and ensure that the Turkcell Holding Escrow Cash is not withdrawn or transferred from such account until Turkcell Holding delivers or procures delivery of it to the Escrow Agent in accordance with the Escrow Agreement.

Warranties and Indemnities

 The Framework Agreement contains warranties and indemnities in relation to certain of the steps to be taken as part of the transactions under the Framework Agreement.

Guarantees and Liability Caps

Under the Framework Agreement, LIHS has irrevocably and unconditionally agreed to guarantee to each of TWF, TVF BTIH, Ziraat, Sonera and Telia Finland punctual performance by each of Alfa Telecom Turkey, IMTIS Holdings, IMTIS and any other Permitted Transferee to which any Shares in Turkcell may be transferred during the period starting on the Completion Date and ending on the date falling three years after the date of Completion (collectively, the “L1 Guaranteed Parties”) of their obligations under the Transaction Agreements.  The maximum aggregate liability of the L1 Guaranteed Parties, LIHS and their respective affiliates (a) in respect of any and all claims brought by any other party before Completion in respect of IMTIS Holdings’ obligation to credit the IMTIS Holdings Cash Account (as defined in the Escrow Agreement) with US$337,099,417 in accordance with the Framework Agreement and the Escrow Agreement is limited to the higher of (A) the Loan Note 3 Amount (as defined below) and (B) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, (b) in respect of any and all claims (other than as described under the preceding paragraph (a)) brought by any other party before Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, and (c) in respect of any and all claims brought by any other party on or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to (i) the market value at the time the relevant claim has been accepted, settled or finally determined of 24.8% of the total issued and outstanding Shares of Turkcell, and calculated in accordance with the Framework Agreement, minus (ii) the aggregate amount of liability discharged by the L1 Guaranteed Parties, LIHS and their respective affiliates in respect of any and all claims brought under the Transaction Agreements other than the Global Settlement Deed.

Under the Framework Agreement, TWF has irrevocably and unconditionally agreed to guarantee to each of Alfa Telecom Turkey, LIHS, IMTIS Holdings, Sonera and Telia Finland punctual performance by TVF BTIH and any other affiliate of TWF to which any Shares in Turkcell may be transferred during the period starting on the Completion Date and ending on the date falling three years after the date of Completion (collectively, the “TWF Guaranteed Parties”) of their obligations under the Transaction Agreements.  The maximum aggregate liability of the TWF Guaranteed Parties, TWF and its affiliates (a) in respect of the TWF Guaranteed Parties’ obligation to pay the Purchase Price in accordance with the Telia TH Interest SPA is limited to the higher of (A) the Purchase Price and (B) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, (b) in respect of any and all claims (other than as described under the preceding paragraph (a)) brought by any other party before Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, and (c) in respect of any and all claims brought by any other party on or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to (i) the market value at the time the relevant claim has been accepted, settled or finally determined of 24.8% of the total issued and outstanding Shares of Turkcell, and calculated in accordance with the Framework Agreement, minus (ii) the aggregate amount of liability discharged by TWF Guaranteed Parties, TWF and its affiliates in respect of any and all claims brought under the Transaction Agreements other than the Global Settlement Deed.

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Under the Framework Agreement, Cukurova Holding has irrevocably and unconditionally agreed to guarantee to each of TWF, TVF BTIH, Ziraat, Sonera and Telia Finland punctual performance by Cukurova Finance International of its obligations under the Transaction Agreements. The maximum aggregate liability of Cukurova Holding and Cukurova Finance International in respect of any and all claims brought by any other party on, before or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to US$1,604,576,501.00.

Under the Framework Agreement, the maximum aggregate liability of Telia Finland and its affiliates in respect of any and all claims brought by any other party on, before or after Completion is limited to the lesser of (i) the Purchase Price and (ii) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 24.02% of the outstanding and issued Shares in Turkcell, calculated in accordance with the Framework Agreement.

Termination

The Framework Agreement automatically terminates:

•          upon termination of the Global Settlement Deed, the Telia TH Interest SPA, the Total CTH TH Interest SPA or the Escrow Agreement in accordance with their respective terms;

•          if the conditions precedent to the convocation of the Turkcell General Assembly are not satisfied or waived by the Turkcell GA Convocation Long Stop Date;

•          if Completion has not occurred, on the Termination Date; or

•          if all of the Escrow Property is released as provided in the Framework Agreement and the Escrow Agreement other than as required in order to achieve Completion.

Additionally, after the occurrence of a Bankruptcy Event (as defined in the Framework Agreement) in respect of any of Cukurova Finance International, Alfa Telecom Turkey, TVF BTIH, Cukurova Telecom Holdings, Telia Finland, Turkcell Holding or Turkcell, any party other than the party (or parties) in respect of which a Bankruptcy Event has occurred has the right to immediately terminate the Framework Agreement by giving notice to the other parties, subject to certain conditions set forth in the Framework Agreement.

AoA Amendments

Subject to satisfaction or waiver of the conditions to convocation of the Turkcell General Assembly, Turkcell Holding is required to request that Turkcell’s board of directors call a meeting of the Turkcell General Assembly to approve the following amendments to the articles of association of Turkcell (the “AoA Amendments”), among other things, such approval being a condition to Completion of the transactions contemplated by the Transaction Agreements:

•          the size of Turkcell’s board of directors increasing from the current seven members to a total of nine members;

•          15% of the total issued and outstanding Shares of Turkcell owned by Turkcell Holding being re-classified as a separate class of Group A Shares (the “Group A Shares”);

•          a nomination privilege being created on the Group A Shares, subject to the conditions explained below, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of Turkcell (the “Nomination Privilege”);

•          a voting privilege being created on the Group A Shares, subject to the conditions explained below, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (i) five

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members of the board of directors of Turkcell, and (ii) the chairman of the presiding committee of the general assembly of shareholders (the “Voting Privilege” and, together with the Nomination Privilege, the “Privileges”);

•          all shareholders of Turkcell (including the holders of Group A Shares) being entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell;

•          the chairman of the board of directors being elected amongst the members of the board of directors appointed through the exercise of the Privileges;

•          the meeting quorum requirement of the board of directors of Turkcell being five directors, and the decision quorum requiring the affirmative vote of at least five directors; and

•          the joint signatures of two members of the board of directors of Turkcell, including at least one member of the board of directors of Turkcell appointed through the exercise of the Privileges by the holders of Group A Shares, being required to bind Turkcell.

Pursuant to the articles of association of Turkcell, approval of the AoA Amendments requires a meeting quorum of 2/3 of the total issued and outstanding share capital of Turkcell and the affirmative vote of 2/3 of those in attendance.

Privileges

Following the approval of the AoA Amendments by the Turkcell General Assembly, the Privileges will only become effective if the TH/TVF BTIH Merger is registered with the Istanbul Trade Registry and TVF BTIH, as the surviving entity from the TH/TVF BTIH Merger, acquires direct legal title to at least 25% of the total issued and outstanding Shares of Turkcell.

If any member of the board of directors of Turkcell appointed through the exercise of the Privileges ceases to be in office, a replacement director shall be selected by the board of directors of Turkcell pursuant to Article 363 of the Turkish Commercial Code from a list of candidates proposed unanimously by all residual members of the board of directors of Turkcell appointed through the exercise of the Privileges, or if a unanimous decision cannot be reached by such residual members of the board of directors of Turkcell, from a list of candidates proposed by a majority of such residual members of the board of directors of Turkcell appointed through the exercise of the Privileges.

The Group A Shares are freely transferrable by the holders thereof. However, the Privileges will automatically fall away if all of the Group A shares cease to be held by a single shareholder.

The same Privileges would apply to any new Group A Shares that may be issued by Turkcell from time to time, provided that the aggregate number of Group A Shares shall in no circumstances exceed 15% of the total number of Shares of Turkcell.

Any amendments to the articles of association of Turkcell affecting the Privileges would require the separate approval of the holders of the Group A Shares in accordance with applicable law.

A copy of the AoA Amendments is attached as Schedule 2 to the Framework Agreement.

Total CTH TH Interest SPA

Pursuant to the Total CTH TH Interest SPA, Cukurova Telecom Holdings has agreed to sell to TVF BTIH, and TVF BTIH has agreed to purchase, 241,428,330 ordinary shares cumulatively representing 52.91% of the issued and outstanding share capital of Turkcell Holding (the “Total CTH TH Interest”), on and subject to the terms set forth therein.

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In consideration of the transfer of the Total CTH TH Interest to TVF BTIH, TVF BTIH will issue to Cukurova Telecom Holdings (i) Loan Note 1 (as defined below), and (ii) a loan note in the amount of US$1,604,576,501.00 (“Loan Note 2”). Loan Note 1 and Loan Note 2 will be then assigned by Cukurova Telecom Holdings to IMTIS Holdings (at the direction of Alfa Telecom Turkey) and Ziraat, respectively, in connection with the CTH Buy-Back.

The obligations of each of Cukurova Telecom Holdings and TVF BTIH to proceed to completion of the sale and purchase of the Total CTH TH Interest pursuant to the Total CTH TH Interest SPA are conditional upon (i) the satisfaction or waiver of the conditions precedent to Completion in accordance with the Framework Agreement; and (ii) each of the warranties given under the Total CTH TH Interest SPA, disregarding all materiality qualifications, being true and correct in all material respects on and as of the date of completion. Completion of the sale and purchase of the Total CTH TH Interest pursuant to the Total CTH TH Interest SPA will take place after these conditions precedent have been satisfied or waived, but the parties to the Total CTH TH Interest SPA agree that completion under the Total CTH TH Interest SPA will not be deemed to have occurred until Completion under the Framework Agreement.

The Total CTH TH Interest SPA contains customary warranties and covenants, including, among others, (i) certain leakage undertakings and indemnities given by Cukurova Finance International and Alfa Telecom Turkey, severally but not jointly, in respect of themselves, their Related Persons (as defined in the Total CTH TH Interest SPA) and Cukurova Telecom Holdings, and (ii) certain covenants given by Cukurova Finance International and Alfa Telecom Turkey, severally but not jointly, to use all reasonable endeavours to cause Turkcell Holding (and to cause Cukurova Telecom Holdings to cause Turkcell Holding) (a) to conduct its business in the ordinary course between the date of the Total CTH TH Interest SPA and the date of completion thereunder, and (b) not to engage in certain kinds of material transactions during such period, subject to certain customary exceptions.

Each of Cukurova Finance International and Alfa Telecom Turkey, severally but not jointly, has agreed to indemnify TVF BTIH for losses incurred or sustained which result from (a) any breach of any warranty given by the indemnifying party, or (b) the non-compliance with or non-performance of any obligation or covenant under the Total CTH TH Interest SPA, subject to monetary and other customary limitations. Subject always to the liability limitations under the Framework Agreement: (i) the maximum aggregate liability of Cukurova Telecom Holdings in respect of any and all claims under the Total CTH TH Interest SPA is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 26.98% of the total issued and outstanding Shares of Turkcell; (ii) the maximum aggregate liability of Cukurova Finance International in respect of any and all claims under the Total CTH TH Interest SPA is limited to US$1,604,576,501.00; and (iii) the maximum aggregate liability of Alfa Telecom Turkey in respect of any and all claims under the Total CTH TH Interest SPA is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Total CTH TH Interest SPA.

The Total CTH TH Interest SPA automatically terminates on termination of the Framework Agreement in accordance with its terms. On written notice to the other parties, TVF BTIH may terminate the Total CTH TH Interest SPA if the condition precedent relating to each of the warranties given under the Total CTH TH Interest SPA, disregarding all materiality qualifications, being true and correct in all material respects on and as of the date of completion has not been satisfied (or waived) immediately prior to completion.

Turkcell Interest SPA

Pursuant to the Turkcell Interest SPA, TVF BTIH has agreed to, following the TH/TVF BTIH Merger, sell to IMTIS Holdings, and IMTIS Holdings has agreed to purchase, 24.8% of the total issued and outstanding Shares of Turkcell (the “IMTIS Holdings Shares”), on and subject to the terms set forth therein.

At Completion, immediately following the TH/TVF BTIH Merger, the Escrow Agent shall release an amount in US$ that is equal to the sum of (a) US$333,556,415 and (b) the product of (i) the number of calendar days from and excluding November 15, 2020 to and including the date of Completion, multiplied by (ii) US$58,082 (the “Loan Note 3 Amount”), previously deposited in escrow by IMTIS Holdings for use by TVF BTIH, to Telia Finland

CUSIP No. 900111204	Schedule 13D/A	Page 24 of 29 Pages

(at the direction of TVF BTIH), in consideration for the issuance by TVF BTIH to IMTIS Holdings of a loan note in an amount equivalent to the Loan Note 3 Amount (“Loan Note 3”).

Concurrently with that step, TVF BTIH has agreed to sell to IMTIS Holdings the IMTIS Holdings Shares, in consideration for the assignment by IMTIS Holdings to TVF BTIH, of (i) Loan Note 3 and (ii) a loan note in a US$ amount that is equal to (a) the market value of the IMTIS Holdings Shares calculated in US$ by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the business day immediately prior to the date of Completion minus (b) the Loan Note 3 Amount (“Loan Note 1”), as previously assigned by Cukurova Telecom Holdings to IMTIS Holdings at the direction of Alfa Telecom Turkey.

The obligations of each of TVF BTIH and IMTIS Holdings to proceed to completion of the sale and purchase of the IMTIS Holdings Shares pursuant to the Turkcell Interest SPA are conditional upon the transfer of the Telia TH Interest to TVF BTIH in accordance with the Telia TH Interest SPA, the transfer of the Total CTH TH Interest to TVF BTIH in accordance with the Total CTH TH Interest SPA and the TH/TVF BTIH Merger having occurred in accordance with the Framework Agreement. Completion of the sale and purchase of the IMTIS Holdings Shares pursuant to the Turkcell Interest SPA will take place after this condition precedent has been satisfied or waived.

Under the Turkcell Interest SPA, among other things, TVF BTIH has given to IMTIS Holdings limited warranties and agreed to certain covenants in each case related to the IMTIS Holdings Shares. Additionally, the Turkcell Interest SPA includes certain provisions related to the settlement of claims under the Total CTH TH Interest SPA and the apportionment of monies received in respect of claims for breach of title warranties under the CTH SPA or the Telia SPA.

TVF BTIH has agreed to indemnify IMTIS Holdings for losses incurred or sustained which result from (a) any breach of any warranty given by TVF BTIH, or (b) the non-compliance with or non-performance of certain obligations or covenants under the Turkcell Interest SPA, subject to monetary and other customary limitations. Subject always to the liability limitations under the Framework Agreement, the maximum aggregate liability of TVF BTIH in respect of any and all claims under the Turkcell Interest SPA is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 24.8% of the total issued and outstanding Shares of Turkcell.

The Turkcell Interest SPA will automatically terminate on the termination of the Framework Agreement in accordance with its terms.

Global Settlement Deed

In the Global Settlement Deed, the parties thereto have agreed to stay (save for limited exceptions set out in the Global Settlement Deed), and, subject to certain conditions, thereafter fully and finally settle, all legal proceedings that are currently pending amongst them and their affiliates (together with a release of claims in accordance with the Global Settlement Deed). Specifically, under the Global Settlement Deed, among other things:

•          each party has irrevocably agreed that (i) until the earlier of Completion or the termination of the Global Settlement Deed in accordance with its terms (the “Forbearance Period”) and (ii) should Completion not occur, at any point thereafter, it will (and will procure that its affiliates will), forbear from exercising any right or remedy that such party (or its affiliates) would have as a result of the execution and / or performance by a party of the Transaction Agreements, the transactions contemplated thereby or any action in connection with or contemplated under the Transaction Agreements;

•          each party has irrevocably agreed that during the Forbearance Period it will (and will procure that its affiliates will) forbear from commencing any new actions against or in respect of any other party (or its affiliates) relating to any event whatsoever which may have occurred before the start of the Forbearance Period;

•          each party has irrevocably agreed that during the Forbearance Period it will (and will procure that its affiliates will) not continue or further prosecute any existing proceedings against any other party (or its affiliates)

CUSIP No. 900111204	Schedule 13D/A	Page 25 of 29 Pages

in any way, and the parties are causing certain documents to be filed with the relevant courts and arbitration tribunals to stay such proceedings; and

•          within two (2) business days after the date of the Global Settlement Deed, Sonera will, and Telia Finland will procure that Sonera will, take such steps as are reasonably necessary to seek from the ECCA an order in substantially the same form as that at Schedule 1 of the Global Settlement Deed.

Upon Completion: (i) subject to the terms of the Global Settlement Deed, each party and their respective shareholders, partners, members, affiliates and representatives (the “Releasing Party”) will release and forever discharge such other parties and their respective shareholders, partners, members, affiliates and representatives (the “Released Parties”) from all rights that such Releasing Party ever had or may in the future claim to have against any of the Released Parties by reason of any act, failure to act, occurrence or event occurring or existing on or before Completion arising out of, in connection with or relating to the Released Claims (as defined in the Global Settlement Deed); (ii) each of the Shareholders Agreement (as defined, and further described, in the Statement) related to Cukurova Telecom Holdings, the Joint Venture Agreement (as defined, and further described, in the Statement) pertaining to, among other matters, the interests of the parties thereto in the Shares of Turkcell, the shareholders agreement between Telia Finland and Cukurova Holding, among others, related to Turkcell Holding dated October 21, 1999, and certain other agreements will be automatically terminated; and (iii) the parties intend for certain documents to be filed with the relevant courts and arbitration tribunals to cause the specified litigation and arbitration proceedings among the parties and their affiliates to terminate without any order as to costs.  Further, the Global Settlement Deed provides that from Completion each party is prohibited from engaging in any action or proceeding or initiating any regulatory, administrative or governmental complaint or any other action relating to the transactions contemplated by the Transaction Agreements, including any action by or on behalf of Turkcell.

Each party reserves in full, until Completion, all of its rights and remedies whether under any agreement that it is a party to or as a matter of law that it may have now or at any time in the future or which may now or at any time in the future become available to it. If Completion has not occurred by the end of the Forbearance Period, the suspensions, forbearance and undertakings set out in the Global Settlement Deed will cease with effect from the end of the Forbearance Period and as of the end of the Forbearance Period each party will have all rights and remedies as though the Global Settlement Deed had not been entered into, save for any rights or remedies arising as a result of the execution and / or performance by a party of the Transaction Agreements, the transactions contemplated thereby or any action in connection with or contemplated under the Transaction Agreements.

Each Party acknowledges and agrees that Ziraat is not precluded from exercising any rights or remedies it has or may have at any time during the Forbearance Period under the Facility Documents (as defined in the Global Settlement Deed), including the enforcement of security in the manners permitted by the Facility Documents and the Global Settlement Deed with the effects contemplated thereunder.

Under the Global Settlement Deed, each party has given a customary set of fundamental warranties to the other parties, that apply as of the date of the Global Settlement Deed and as of the date of Completion with respect to all Transaction Agreements. Each party has agreed to indemnify, defend and hold harmless each other party and their respective affiliates and representatives from and against all losses incurred or sustained which result from (a) any breach of any warranty given by the indemnifying party, or (b) the non-compliance with or non-performance of any obligation or covenant under the Global Settlement Deed.

Escrow Agreement

In the Escrow Agreement, in connection with the transactions contemplated by the Transaction Agreements, Alfa Telecom Turkey, IMTIS Holdings, Telia Finland, TVF BTIH, Cukurova Telecom Holdings and Turkcell Holding (collectively, the “Escrow Parties”) have agreed to deliver (or procure or direct the delivery of) the following property to the Escrow Agent within the prescribed timeframe set forth in the Escrow Agreement and the Framework Agreement: (i) cash in the aggregate amount of US$533,543,002, of which US$337,099,417 and US$196,443,585 shall be deposited by IMTIS Holdings and TVF BTIH, respectively; (ii) the Turkcell Holding Escrow Cash, which shall be deposited by Turkcell Holding; (iii) the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding; and (iv) certain documents arising out of or in connection with the transactions contemplated by

CUSIP No. 900111204	Schedule 13D/A	Page 26 of 29 Pages

the Transaction Agreements as designated under the relevant Transaction Agreements or otherwise provided by the Escrow Parties (collectively, the “Escrow Property”).

The Escrow Agent, upon instructions given by the Escrow Parties, must release the Escrow Property to the relevant Escrow Party after the conditions precedent to Completion are satisfied or waived in accordance with the Framework Agreement in accordance with the release procedures contemplated by the Escrow Agreement and the Framework Agreement. Under the Escrow Agreement, however, the Escrow Agent is required to immediately and simultaneously release the Escrow Property back to the Escrow Party who originally deposited such Escrow Property into escrow if:

•          the Escrow Agent is notified that the AoA Amendments have not been approved by the Turkcell General Assembly;

•          no written instructions have been received by the Escrow Agent by the Termination Date; or

•          the Escrow Agreement otherwise terminates in accordance with its terms.

The Escrow Agreement includes customary representations and warranties given severally by each Escrow Party (with respect to itself) to the Escrow Agent. The Escrow Agreement also includes customary indemnities given jointly and severally by the Escrow Parties to the Escrow Agent.

The Reporting Persons have not acquired the securities reported herein with any purpose, or with the effect of, changing or influencing control of Turkcell, or in connection with or as a participant in any transaction having that purpose or effect.  Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding, representing 51.0% of the issued and outstanding Shares of Turkcell, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and Alfa Telecom Turkey may be deemed the beneficial owner of the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding, representing 51.0% of the total issued and outstanding Shares of Turkcell, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such ownership and the terms of the Shareholders Agreement (as defined, and further described, in the Statement) related to Cukurova Telecom Holdings. Turkcell Holding is the beneficial owner of the 1,122,000,000.238 Shares held by it, representing 51.0% of the issued and outstanding Shares of Turkcell.

(b) Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding, representing 51.0% of the total issued and outstanding Shares of Turkcell, by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, Alfa Telecom Turkey may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding, representing 51.0% of the total issued and outstanding Shares of Turkcell. Alfa Telecom Turkey shares such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement.

CUSIP No. 900111204	Schedule 13D/A	Page 27 of 29 Pages

Each of ATTL Cyprus, ATTL Holdings, ATTL UK, LCIS, and LIHS may be deemed to have sole power to direct the voting and disposition of the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding by virtue of their direct and indirect ownership of Alfa Telecom Turkey. L1T UB Holdings, IMTIS, IMTIS Holdings and the other Reporting Persons may be deemed to constitute a 'person' or 'group' within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Amendment nor any of its content shall be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit 99.6
Joint Filing Agreement between Alfa Telecom Turkey Limited, ATTL Holdings (Cyprus) Ltd, ATTL Holdings S.à r.l., ATTL Holdings UK Limited, Letterone Core Investments S.à r.l., Letterone Investment Holdings S.A., L1T UB Holdings S.à r.l., International Mobile Telecom Investment Stichting Administratiekantoor and IMTIS Holdings S.à r.l., dated June 17, 2020

Exhibit 99.7
Framework Agreement between and among T.C. Ziraat Bankasi A.Ş., Türkiye Varlik Fonu Yönetimi A.Ş., TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi, Letterone Investment Holdings S.A., Alfa Telecom Turkey Limited, IMTIS Holdings S.à r.l., Cukurova Finance International Limited, Cukurova Holding A.Ş., Cukurova Telecom Holdings Limited, Turkcell Holding A.Ş., Sonera Holding B.V. and Telia Finland OYJ, dated June 17, 2020

Exhibit 99.8
Deed of Settlement and Mutual Release relating to Turkcell Iletisim Hizmetleri A.Ş., dated as of June 17, 2020, between and among Alfa Telecom Turkey Limited, Letterone Investment Holdings S.A., International Mobile Telecom Investment Stichting Administratiekantoor, IMTIS Holdings S.à r.l., Cukurova Finance International Limited, Cukurova Holding A.Ş., Cukurova Telecom Holdings Limited, Mehmet Emin Karamehmet, Sonera Holding B.V., Telia Finland OYJ, Turkcell Holding A.Ş., Türkiye Varlik Fonu Yönetimi A.Ş., TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi, T.C. Ziraat Bankasi A.Ş. and certain of their affiliates

Exhibit 99.9
Share Purchase Agreement, dated as of June 17, 2020, between and among Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Cukurova Finance International Limited, Cukurova Holding A.Ş. and TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi

Exhibit 99.10
Share Purchase Agreement, dated as of June 17, 2020, between and among IMTIS Holdings S.à r.l., Alfa Telecom Turkey Limited and TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi

Exhibit 99.11
Escrow and Custody Agreement, dated as of June 17, 2020, between and among Citibank, N.A., London Branch and Alfa Telecom Turkey Limited, IMTIS Holdings S.à r.l., Telia Finland OYJ, TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi, Cukurova Telecom Holdings Limited and Turkcell Holding A.Ş.

Exhibit 99.12	Press release issued on June 18, 2020

CUSIP No. 900111204	Schedule 13D/A	Page 28 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: June 18, 2020	ALFA TELECOM TURKEY LIMITED

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Director

Date: June 18, 2020	ATTL HOLDINGS (CYPRUS) LTD

	By:	/s/ Neil Toyer
	Name:	Neil Toyer
	Title:	Director

Date: June 18, 2020	ATTL HOLDINGS S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager

Date: June 18, 2020	ATTL HOLDINGS UK LIMITED

	By:	/s/ Sally Pryce
	Name:	Sally Pryce
	Title:	Director

Date: June 18, 2020	LETTERONE CORE INVESTMENTS S.À R.L.

	By:	/s/ Vitalij Farafonov
	Name:	Vitalij Farafonov
	Title:	Class I Director

Date: June 18, 2020	LETTERONE INVESTMENT HOLDINGS S.A.

	By:	/s/ Vitalij Farafonov
	Name:	Vitalij Farafonov
	Title:	Class I Director

Date: June 18, 2020	L1T UB HOLDINGS S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager
Date: June 18, 2020	INTERNATIONAL MOBILE TELECOM INVESTMENT STICHTING ADMINISTRATIEKANTOOR

	By:	/s/ Nathan Scott Fine
	Name:	Nathan Scott Fine
	Title:	Director

CUSIP No. 900111204	Schedule 13D/A	Page 29 of 29 Pages

By:	/s/ Carla Cico
Name:	Carla Cico
Title:	Director

Date: June 18, 2020	IMTIS HOLDINGS S.À R.L.

	By:	/s/ Nathan Scott Fine
	Name:	Nathan Scott Fine
	Title:	Manager

ANNEX A

Alfa Telecom Turkey Limited

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company.

During the past five years, Alfa Telecom Turkey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alfa Telecom Turkey future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Alfa Telecom Turkey and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with Alfa Telecom Turkey	Citizenship	Principal Occupation / Business Address(es)
Neil Toyer Director	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Maxime Nino Director	Belgium
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with Alfa Telecom Turkey	Citizenship	Principal Occupation / Business Address(es)

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of Alfa Telecom Turkey’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Cyprus

ATTL Cyprus is a Cyprus company, with its principal address at 313, 28th October Avenue, 3105 Limassol, Cyprus. The principal business of ATTL Cyprus is to function as a holding company.

During the past five years, ATTL Cyprus has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Cyprus from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Cyprus and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with ATTL Cyprus	Citizenship	Principal Occupation / Business Address(es)
Simon Roache Director	UK
Director of LTS Advisory Limited, Devonshire House, One Mayfair Place, London W1J 8AJ, United Kingdom

Director of LTS Corporate Partner UK Limited, 4th Floor Reading Bridge House, George Street, Reading RG1 8LS, United Kingdom

Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

LLP Designated Member of L1 Energy (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, United Kingdom

LLP Designated Member of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, United Kingdom

Name and Present Position with ATTL Cyprus	Citizenship	Principal Occupation / Business Address(es)
Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Neil Toyer Director	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Emily Yiolitis Director	Cyprus
Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of Letterone Finance (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1 PPE Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1R HB Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1TS (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Founding Partner of Aristodemou Loizides Yiolitis LLC, 313, 28th October Avenue, 3105 Limassol, Cyprus

Primarius Management Limited Director	Cyprus	Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Name and Present Position with ATTL Cyprus	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of Letterone Finance (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1 PPE Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1R HB Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1TS (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

To the best of ATTL Cyprus’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings S.à r.l.

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company.

During the past five years, ATTL Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)
Maxime Nino Manager	Belgium
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Neil Toyer Manager	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, 6 Chesterfield Gardens, London W1J 5BQ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of ATTL Holdings’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings UK Limited

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company.

During the past five years, ATTL UK has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL UK future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL UK and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with ATTL UK	Citizenship	Principal Occupation / Business Address(es)
Sally Pryce Director	UK
Partner of Letterone Technology (UK) LLP, 6 Chesterfield Gardens, London W1J 5BQ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Name and Present Position with ATTL UK	Citizenship	Principal Occupation / Business Address(es)

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Christopher Powell Director	UK	Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

To the best of ATTL UK’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Core Investments S.à r.l.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company.

During the past five years, LCIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LCIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LCIS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)
Jonathan Muir Manager	UK
Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Vitalij Farafonov Manager	UK
Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Mikhail Fridman Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of VEON Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

German Khan Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)
Member of the Supervisory Board of Wintershall DEAGmbH, Überseering 40, 22297 Hamburg, Germany.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, Moscow 115162, Russian Federation.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrey Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001, Russian Federation.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Lord Davies of Abersoch Class I Director	UK
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Senior Independent Director of Diageo Plc., Lakeside Drive, Park Royal, London, NW10 7HQ, UK.

Chairman of Cydar Limited, Bulbeck Mill, Mill Lane, Barrington, Cambs, CB22 7QY, UK.

Chairman of Andrew Martin Limited, 200 Walton Street, Knightsbridge, London, SW3 2JL, UK.

Chairman of Play On Football Limited, Media House Richmond Road, Bowdon, Altrincham, WA14 2TT, UK.

Chairman of UK Agricultural Finance LTD, Unit B, Great Hollanden Farm Business Centre, Mill Lane, Underriver, Kent, TN15 0SQ, UK.

Chairman of Byhiras, 23 Austin Friars, London, EC2N 2QP, UK.

Member of the Board of Directors of Talentbanq Limited, Suite D, 8 The Causeway, Teddington, TW11 0HE, UK.

Chairman of Double Dutch Ltd, 22-25 Portman Close, London W1H 6HS, UK.

Non-executive Director and Chairman, Intermediate Capital Group plc (ICG), Juxon House, 100 St Paul's Churchyard, London EC4M 8BU, UK.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)
Wulf von Schimmelmann Class I Director	Germany
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Holland & Barrett, Holland & Barrett International Limited, Samuel Ryder House, Barling Way, Eliot Park, Nuneaton, CV10 7RH, UK.

Member of the Supervisory Board, Maxingvest AG, Hamburg, Germany, Alter Waldram 17/18, 20457 Hamburg, Germany.

Member of the Board of Directors, Thomson Reuters, Toronto, Canada, 65 Queen Street West, Toronto, Ontario M5H 2M8, Canada.

To the best of LCIS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Mikhail Fridman Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Supervisory Board of VEON Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

German Khan Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of Wintershall DEAGmbH, Überseering 40, 22297 Hamburg, Germany.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Chairman of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078,
Russian Federation.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, Moscow 115162, Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrey Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Member of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001, Russian Federation.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Jonathan Muir Class I Director	UK
Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Lord Davies of Abersoch Class I Director	UK
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Senior Independent Director of Diageo Plc., Lakeside Drive, Park Royal, London, NW10 7HQ, UK.

Chairman of Cydar Limited, Bulbeck Mill, Mill Lane, Barrington, Cambs, CB22 7QY, UK.

Chairman of Andrew Martin Limited, 200 Walton Street, Knightsbridge, London, SW3 2JL, UK.

Chairman of Play On Football Limited, Media House Richmond Road, Bowdon, Altrincham, WA14 2TT, UK.

Chairman of UK Agricultural Finance LTD, Unit B, Great Hollanden Farm Business Centre, Mill Lane, Underriver, Kent, TN15 0SQ, UK.

Chairman of Byhiras, 23 Austin Friars, London, EC2N 2QP, UK.

Member of the Board of Directors of Talentbanq Limited, Suite D, 8 The Causeway, Teddington, TW11 0HE, UK.

Chairman of Double Dutch Ltd, 22-25 Portman Close, London W1H 6HS, UK.

Non-executive Director and Chairman, Intermediate Capital Group plc (ICG), Juxon House, 100 St Paul's Churchyard, London EC4M 8BU, UK.

Vitalij Farafonov Class I Director	UK	Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Wulf von Schimmelmann Class I Director	Germany
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Holland & Barrett, Holland & Barrett International Limited, Samuel Ryder House, Barling Way, Eliot Park, Nuneaton, CV10 7RH, UK.

Member of the Supervisory Board, Maxingvest AG, Hamburg, Germany, Alter Waldram 17/18, 20457 Hamburg, Germany.

Member of the Board of Directors, Thomson Reuters, Toronto, Canada, 65 Queen Street West, Toronto, Ontario M5H 2M8, Canada.

Richard Burt Class I Director	USA
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Deutsche Bank’s Germany Funds closed-end fund group: The New Germany Fund, Inc. , Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, NY 10154, USA.

Director of UBS family of mutual funds: UBS Global Asset Management (US) Inc. , 51 West 52nd Street New York, New York  10019-6114, USA.

To the best of LIHS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

L1T UB Holdings S.à r.l.

L1T UB Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T UB Holdings is to function as a holding company.

During the past five years, L1T UB Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1T UB Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1T UB Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with L1T UB Holdings	Citizenship	Principal Occupation / Business Address(es)
Maxime Nino Manager	Belgium
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Tanel Saari Manager	Estonia
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Compliance Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Compliance Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with L1T UB Holdings	Citizenship	Principal Occupation / Business Address(es)
Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, 6 Chesterfield Gardens, London W1J 5BQ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of L1T UB Holdings’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

International Mobile Telecom Investment Stichting Administratiekantoor

IMTIS is a Dutch foundation (stichting), with seat in Amsterdam, the Netherlands, and its registered address at Herikerbergweg 88, 1101CM Amsterdam, the Netherlands. The principal business of IMTIS is to acquire, hold, control and administer shares in IMTIS Holdings (and certain other companies from time to time), and other assets from time to time against the issuance of depositary receipts, in each case for the economic benefit of the depositary receipt holder(s).

During the past five years, IMTIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining IMTIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of IMTIS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with IMTIS	Citizenship	Principal Occupation / Business Address(es)
Nathan Scott Fine Director	USA
Chairman and CEO of Cyclo Therapeutics, Inc., 6714 NW 16th Street, Gainesville, Florida 32653, USA.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Carla Cico Director	Italy
Founder and Managing Director of Arneb Partners S.r.l., Via Quintino Sella, 4, Milano 20121, Italy.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Sally Pryce Director	UK
Partner of Letterone Technology (UK) LLP, 6 Chesterfield Gardens, London W1J 5BQ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Name and Present Position with IMTIS	Citizenship	Principal Occupation / Business Address(es)
Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg. Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of IMTIS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

IMTIS Holdings S.à r.l.

IMTIS Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 19 rue de Bitbourg, L-1273, Luxembourg. The principal business of IMTIS Holdings is to function as a holding company.

During the past five years, IMTIS Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining IMTIS Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of IMTIS Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with IMTIS Holdings	Citizenship	Principal Occupation / Business Address(es)
Nathan Scott Fine Manager	USA
Chairman and CEO of Cyclo Therapeutics, Inc., 6714 NW 16th Street, Gainesville, Florida 32653, USA.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Carla Cico Manager	Italy
Founder and Managing Director of Arneb Partners S.r.l., Via Quintino Sella, 4, Milano 20121, Italy.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Sally Pryce Manager	UK	Partner of Letterone Technology (UK) LLP, 6 Chesterfield Gardens, London W1J 5BQ, UK.

Name and Present Position with IMTIS Holdings	Citizenship	Principal Occupation / Business Address(es)

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of IMTIS Holdings’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.